NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040650

Received SEC
FEB 19 2008
Washington, DC 20549

February 19, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/19/2008

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary
Wendy's International, Inc.
One Dave Thomas Boulevard
P.O. Box 256
Dublin, OH 43017

Re: Wendy's International, Inc.
Incoming letter dated December 20, 2007

Dear Mr. McCorkle:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to Wendy's by the People for the Ethical Treatment of Animals. We also received a letter from the proponent dated January 4, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

RECEIVED
2007 DEC 26 PM 5:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 20, 2007

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Re: Securities Exchange Act of 1934/Rule 14a-8

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "***Company***" or "***Wendy's***"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "**Staff**") that no enforcement action will be recommended to the Securities and Exchange Commission (the "***SEC***" or "***Commission***") if the Company omits from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (the "***2008 Proxy Materials***"), for the reason outlined below, a shareholder proposal (the "***Proposal***") dated November 6, 2007 and revised November 12 from the People for the Ethical Treatment of Animals (the "***Proponent***").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended, enclosed are six (6) paper copies of this letter and the Proposal. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent by overnight delivery.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 10, 2008.

SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

THE PROPOSAL

The Proposal, entitled "Report on Cage-Free Eggs," requests that the Company's "board of director's issue a report to shareholders on the economic feasibility of the [C]ompany's purchasing, within 12 months, a percentage of its eggs from hens that are not confined to cages."

GROUNDS FOR EXCLUSION OF THE PROPOSAL

The Company believes that the Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(7). Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant," provided that it does not have inherent "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, as is the case with the Proposal, the Staff will consider whether the subject matter of the proposal relates to the conduct of ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. See Exchange Act Release No. 34-20091 (August 16, 1983).

The Commission has clarified the policy behind the Rule 14a-8(i)(7) exclusion for ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "***1998 Release***"), the Commission stated that the general policy consideration behind the 14a-8(i)(7) exclusion "is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to state that:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight . . . . The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific timeframes or methods for implicating complex policies.

Wendy's believes that the Proposal can be properly excluded under Rule 14a-8(i)(7). Not only does the subject matter of the Proposal relate to tasks that are "fundamental to management's ability to run the company on a day-to-day basis," but the Proposal also seeks to "micro-manage" the affairs of the Company, by seeking to impose specific and complex requirements and limitations on its business operations.

Subject Matter

The Company understands that while proposals relating to ordinary business operations are generally excludable under 14a-8(i)(7) the Commission has made an exception to this general rule for proposals that might touch on ordinary business operations, but truly focus on significant issues of social policy. In the 1998 Release, the Commission noted that proposals focusing on sufficiently significant social policy issues that transcend day-to-day business matters would not be excludable.

A subset of social policy-related proposals is the group of proposals dealing with the treatment of animals. Recently, the Staff has clarified the excludability of such policy-related proposals. In Staff Legal Bulletin No. 14C (CF), released June 28, 2005 (the "***June 2005 Bulletin***"), the Staff noted that "each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues." We view the June 2005 Bulletin as the Staff's effort to clarify the distinction between proposals that truly focus on significant social issues, and thus cannot be excluded, and proposals that merely touch on such issues while remaining focused on ordinary business operations, and thus may be properly excluded by the registrant. The Staff framed such distinction in the following manner:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

As with the 1998 Release, the distinction made by the Staff in the June 2005 Bulletin was based upon the focus of the proposal. Shareholder proposals that focus externally, on the general impact of a business practice on the environment or the health of the public at large, are deemed to deal with broader policy issues, and thus cannot be properly excluded under Rule 14a-8(i)(7). However, if a proposal is focused on the registrant making an internal risk assessment of activities that may have an adverse affect on the environment or the public health, the registrant may properly exclude such proposal from its proxy materials, as it is deemed to address the ordinary business operations of the registrant.

The Company realizes that the Proposal touches upon social policy issues, as it references the subject of caged hens, however, analogous with the distinctions drawn in the June 2005 Bulletin, we believe that the Proposal is the type of excludable proposal that the Staff identified therein. The Proposal asks Wendy's to undertake an evaluation of economic feasibility with respect to the purchase of eggs to be used in its breakfast products and is solely focused on the economic impact to the Company in relation to these product issues.

The Proposal requests that the Board publish a report evaluating the "economic feasibility of the [C]ompany's purchasing, within 12 months, a percentage of its eggs from hens that are not confined to cages." The supporting statement accompanying the Proposal further demonstrates that the subject matter of the Proposal is essentially focused on an internal assessment of whether this is a sound business decision. In particular, the supporting statement references the practices of other quick serve restaurants and the business benefits of companies that evaluate animal welfare. More specifically, in the supporting statement, the Proponent states that competitors of Wendy's have purchased more "cage-free" eggs in an effort to stay consistent with industry norms. The focus of the Proposal is clearly on the business and economic impact to the Company stemming from its businesses practices in relation to the purchase of eggs.

In fact, a comparison of the Proposal to the shareholder proposals cited in the June 2005 Bulletin further illustrates the degree to which the Proposal focuses on ordinary business operations. The example given in the June 2005 Bulletin of a properly excluded proposal was a submission to Xcel Energy Inc. for inclusion in Xcel's 2003 proxy materials (the "***Xcel Proposal***"). The Xcel Proposal called for a report on:

> the economic risk associated with the company's past, present, and future emissions of carbon dioxide, sulphur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability).

The Xcel Proposal has a very similar focus to the Proposal.[1] Though both deal with business practices that touch on social policy-related issues, neither submission focuses on the broader social impact of such practices. Instead, we believe that each of the Xcel Proposal and the Proposal focuses on the impact of the business practices at issue, namely the purchase eggs from its suppliers in the case of Wendy's, on the profitability of the companies. Additionally, like the Xcel Proposal, which requested a report on the *economic* risks and benefits surrounding air pollution and supported the reduction of emissions, the Proposal addresses the *economic* feasibility surrounding the reduction of purchasing eggs produced by caged hens.

The aforementioned proposals are markedly distinct from the includable environmental and public health-related proposal cited in the June 2005 Bulletin. The Staff cited a proposal submitted to Exxon Mobil Corp. for inclusion in its 2005 Proxy materials (the "***Exxon Proposal***"). The Exxon Proposal called for a "report . . . on the potential environmental damage that would result from the company drilling for oil and gas in protected areas." The Exxon Proposal focused externally, seeking a report on the environmental impact of Exxon's business practices, as opposed to the risks of such practices to the economic health of the company. As such, the Exxon Proposal "transcended the day-to-day business matters" of the company.

While the Exxon Proposal dealt with the potential impact of a certain business practice on the environment and the public at large, the Proposal is focused on the impact of such practices on the profitability and competitiveness of Wendy's. As drafted, the report requested by the Proposal does not include an environmental, public health or social issue component and the supporting statement goes to great lengths to address the internal business impact, rather than the social impact, of purchasing eggs laid by caged hens. For example, the supporting statement

[1] We note that the Xcel Proposal called for a report on "economic risk associated with . . .", whereas the Proposal at hand calls for a report on "the economic feasibility of . . . ." Each of these proposals is in essence focused on an internal risk assessment of the impact of a change in certain practices on profitability.

contained in the Proposal compares the practices of Wendy's to other quick serve restaurants and specifically references that the purchase of "cage-free" eggs "make[s] good business sense." This statement clearly speaks to a business motivation, rather than a social motivation, for requesting the report. The result of the Proposal is a request for a report that merely focuses on the "economic feasibility" of purchasing alternative ingredients for its products. Given this focus, we believe that the Proposal does not fall within the public policy exception to Rule 14a-8(i)(7) stated in the 1998 Release and that Wendy's may properly exclude the Proposal from its 2008 Proxy Materials.

Recently, in *Abbott Laboratories* (March 9, 2006), the staff granted relief to the company on a proposal requesting that the board review and report to shareholders on the *economic* effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy. Additionally, in *Mead Corp.* (January 31, 2001), a proposal that the board of directors report on the financial implications of environmental performance was excludable as the Staff granted no-action relief based on 14a-8(i)(7).

Our belief that the Proposal is properly excludable is further supported by additional prior no-action letters. For example, in *Borden, Inc.* (Jan. 16, 1990), a shareholder requested a report detailing the company's use of food irradiation processes and irradiated food supplies. The Staff stated that the use of irradiated food was related to ordinary business operations because it involved the choice of processes and supplies used in the preparation of the company's products. Similarly, as noted in *The Kroger Co.* (Mar. 23, 1992) (permitting exclusion of a proposal regarding the choice of processes and supplies used in the preparation of its products), "[t]he Division of Corporation Finance has consistently taken the position that shareholder proposals regarding the selection of suppliers and independent contractors are ordinarily business matters that may be omitted from the issuer's proxy material pursuant to paragraph (c)(7) essentially because they 'deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business'" (quoting SEC Release No. 34-12999 (November 22, 1976)).

It should further be noted that this Proposal is distinguishable from no-action letters such as *CVS Corporation* (March 3, 2006) (denying no-action relief on a shareholder proposal requesting a feasibility report relating to the reformulation of its private label cosmetics and compliance with the Campaign for Safe Cosmetics). In *CVS*, the proposal and supporting statement focused on the sale of "safe" cosmetics and the feasibility of changing its private label cosmetics to be free of chemicals linked to cancer, mutation or birth defects, which would put CVS's products in line with EU directives and the Campaign for Safe Cosmetics. In other words, similar to the Exxon Proposal, the report requested by the proposal in *CVS* had a direct relationship between products it was producing and the health concern of the proponent and addressed the risks and benefits of implementing a particular operational method of conducting a specific aspect of its business. Conversely, in the instant case, the report requested by the Proposal and following supporting statement is an internal assessment focusing on *economic* matters associated with the change of suppliers. The focus on the *economics* of choosing suppliers takes the proposal out of the arena of social policy and into the arena of ordinary business decisions.

While the Staff has recognized that proposals focusing on humane treatment of animals may raise 'sufficiently significant social policy issues,' *see Wendy's International Inc.* (February 8, 2005) and *Hormel Foods Corp.* (November 10, 2005), the humane treatment of animals is not the focus of the Proposal. Rather, the Proposal is similar to those found in *Borden*, *Kroger*, *Abbott Laboratories*, *Mead Corp.* and the Xcel Proposal in that it requests a report on management's economic evaluation of the risks and benefits of implementing a particular purchasing method, which is an internal assessment that is directly related to conducting an aspect of Wendy's business.

"Micro-manage"

While the subject matter of the Proposal is sufficient to allow exclusion, it is our view that the Proposal may also be excluded under Rule 14a-8(i)(7) as seeking to "micro-manage" the affairs of the Company. The Proposal would unduly interfere with the duties, role and responsibilities of management, probing deeply into affairs that go beyond the capacity of shareholders to address at an annual meeting. The Proposal seeks to "micro-manage" the Company by regulating "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998)

The report requested by the Proposal relates to the operations of the Company with respect to the economic feasibility of the purchase of one of its breakfast products. The Proponent is not requesting a report on the social impact resulting from the purchase of eggs from hens that are restricted to cages. Rather, the Proponent is requesting a report on the economic consequences of purchasing an increased number of eggs from hens that are not restricted to cages. In other words, the Proponent is requesting a report regarding the purchasing of menu products sold by Wendy's, which falls squarely within the fundamental day-to-day operations of the management of Wendy's. In particular, due to the fact that purchasing eggs from cage-free hens will likely increase the cost of eggs to Wendy's and possibly pose supply and demand limitations, it is the responsibility of management to evaluate the impact of this decision in relation to all facets of the business. Accordingly, rather than focusing on broad-based policies, the Proposal requests that Wendy's evaluate very specific actions and approaches to address the concerns of the Proponent.

In seeking to act and perform in the best interests of its shareholders, Wendy's also takes very seriously its responsibilities as a corporate citizen. Wendy's seeks to make a meaningful contribution to the communities in which it operates and to deal fairly and with integrity with the various constituencies with which it interacts, including its customers, suppliers, employees and others. Wendy's is already focused on matters relating to the subject matter of this proposal. The Company already seeks to understand and embrace best social and business practices with respect to its suppliers of eggs. More specifically, the management of Wendy's has implemented the Wendy's Animal Welfare Program that has established appropriate policies for the humane treatment of animals. This program includes an Animal Welfare Council that consists of senior and mid-level executives representing key areas of the Company's business. The Animal Welfare Council is responsible for reviewing Wendy's corporate policies and the performance of its suppliers to ensure full compliance with its standards. To date, Wendy's has implemented a comprehensive, objective auditing program to monitor, verify and evaluate proper animal handling among its U.S. and Canadian suppliers since 1998. This effort is based on extensive research conducted by experts in animal behavior science.

Additionally, the Company continues to be committed to food safety and considers it the Company's highest priority and understands and supports its customers' interest in food safety matters. Because the Company's menu offerings include a wide variety of products that are derived from products or ingredients produced by the agricultural industry, such as eggs, it is the responsibility of management to commit a great deal of time and resources to consider and evaluate matters related to food safety. It is within management's day-to-day responsibilities to consider the evaluations and judgments about environmental and health risks made by the United States Food & Drug Administration, the Environmental Protection Agency and the Biotechnology-Regulatory Services of the U.S. Department of Agriculture, which are charged with protecting the health and safety of the public and the environment.

Wendy's believes that the evaluation, balancing and implementation of policies and business practices in relation to these matters involve complex, detailed decision-making processes and judgments that are and should be within the realm of management authority, especially those that relate to fundamental business decisions, and should not be within the ambit of matters submitted to a vote of or decision making by shareholders. Furthermore, in relation to these complex, detailed decision-making processes and judgments, Wendy's management should have full flexibility and latitude to balance all proper criteria that it deems relevant, including social, environmental and health factors as well as business, operational, supply chain, profitability and other factors. In the course of such evaluations and processes, Wendy's management would likely take into account the approaches and viewpoints contemplated by the outside constituencies mentioned in the Proposal. However, Wendy's management should not be limited or distracted by having to focus on (or produce reports swayed towards) particular approaches to or viewpoints on these matters. In making such a request, the Proposal is probing "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998).

Consequently, a report of Wendy's evaluating the reduction of purchasing eggs from caged hens would involve shareholders scrutinizing a variety of day-to-day decisions made by the Company in managing its business operations. As noted above, shareholders as a group are less familiar with the variety of factors and risks that must be considered in such decision making. It is Wendy's belief that it is the role of management, rather than shareholders as a group, to evaluate matters that are the focus of the Proposal.

Moreover, the dynamics of the Company's relationships with suppliers further this point. Relationships with suppliers are complicated and involve the balancing of many factors, differing from one supplier to the next. These too are matters that are and should be within the authority of management, and on which management should not be "micro-managed." This level of complexity takes the relationship with suppliers beyond a level that can be submitted to decision-making by shareholders, making these relationships an inappropriate subject matter to be addressed at an annual meeting.

Similarly, since the Wendy's system consists of approximately 80% franchised restaurants, considerations relating to the Company's franchisees is of great importance. The Company is a party to agreements with its franchisees and the consideration of franchise system management issues is a central and ongoing management function. As a part of the foundation, management must continually consider the effects of its purchasing decisions on the franchise system. Accordingly, like its relationship with its suppliers, Wendy's relationship with its franchisees is of a complex nature and beyond the scope of matters to be addressed at an annual meeting.

Based on the foregoing, the Company believes that the Proposal may properly be excluded from its 2008 Proxy Materials under Rule 14a-8(i)(7), as it deals with the ordinary business operations of the Company both by focusing on an inappropriate subject matter and seeking to "micro-manage" the affairs of the Company.

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the Proxy Materials for its 2008 Proxy Materials in reliance on Rule 14a-8(i)(7). As noted above, the Company presently anticipates mailing its Proxy Materials for the 2007 Annual Meeting of Shareholders on or about March 10, 2008 and plans to submit final materials for printing on or about March 5, 2007. We would appreciate a response from the Staff in time for the Company to meet this schedule. In order to facilitate delivery of the Staff's response to this letter, the Staff's decision may be sent by facsimile to the Proponent at (757) 622-0457 and to the Company at (614) 764-3243.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please feel free to contact the undersigned at (614) 764-3210.

Sincerely,

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

Enclosures

cc: People for the Ethical Treatment of Animals

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

November 6, 2007

Leon M. McCorkle Jr., EVP, General Counsel & Secretary
Wendy's International, Inc.
1 Dave Thomas Blvd.
Dublin, OH 43017-0256

Dear Mr. McCorkle:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2008 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley, confirming ownership of 120 shares of Wendy's International, Inc. common stock, most of which was acquired more than five years ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2008 shareholders meeting.

Please contact the undersigned if you need any further information. If Wendy's International, Inc., will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 757-962-8264 or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott

Matt Prescott, Assistant Director
Factory Farming Campaigns

Enclosures: 2008 Shareholder Resolution
Morgan Stanley letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Report on Controlled-Atmosphere Killing

RESOLVED, in order to bring Wendy's in line with its competitors regarding animal welfare, shareholders request that the board of directors issue a report to shareholders on the economic feasibility of the company's purchasing, within 12 months, a percentage of its eggs from hens who are not confined to cages. This report should be prepared by the end of October 2008 at a reasonable cost and should omit proprietary information.

Supporting Statement

Despite its competitors' purchasing more "cage-free" eggs, Wendy's has no public plan to purchase a percentage of its eggs from hens who are not confined to restrictive metal cages.

By contrast, 5 percent of Burger King's eggs and 2 percent of Carl's Jr.'s and Hardee's eggs will come from "cage-free" systems. When asked by the Associated Press about this decision, a Hardee's and Carl's Jr. spokesperson said, "We want to stay consistent with where the industry is ... and where it's heading."

These decisions make good business sense:

- A recent survey by food-industry consulting agency Technomic found that animal welfare is the third most important social issue among restaurantgoers.
- As an October 8, 2007, editorial in *Nation's Restaurant News* pointed out: "[C]oncern about how we treat the world around us has moved from the left of center to the mainstream. Now savvy restaurant businesses are playing a part in that evolution—and likely capitalizing on it to boot. A case in point is the growing number of companies that are embracing purchasing policies with animal welfare in mind. ... According to a report by Business for Social Responsibility ... companies that are viewed as having strong ethics are in turn protecting sales, strengthening brand images and shoring up employee loyalty. ... That's a whole lot of positives."

Hens confined to cages are unable to engage in many natural behaviors like nesting, dust-bathing, perching, and foraging—causing life-long stress. Many caged hens suffer bone breaks, and their muscles and bones atrophy. The sensitive tips of their beaks are cut off in order to prevent them from pecking one another (as a result of the stress), causing acute pain. Birds who die inside their cages are often left there to rot—forcing the living birds to share their cages with the carcasses.

Many countries—including Germany, Switzerland, Sweden, and Austria—have banned these cages, which will be illegal throughout the entire European Union by 2012.

Pope Benedict XVI condemned the practice of caging hens, saying: "Certainly ... [an] industrial use of creatures, so that... hens live so packed together that they become just caricatures of birds, this degrading of living creatures to a commodity seems to me in fact to contradict the relationship of mutuality that comes across in the Bible."

Wendy's is behind the competition when it comes to the welfare of egg-laying hens. This resolution would simply address the feasibility of Wendy's getting in line with its competitors on this significant social and public policy issue.

9812 Falls Road, Suite 123
Potomac, MD 20854
toll free 800 608 8163
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

November 6, 2007

Mr. Leon M. McCorkle, Jr.
Corporate Secretary
Wendy's International, Inc.
P.O. Box 256
Dublin, OH 43017-0256

Re: Shareholder Proposal for Inclusion in the 2008 Proxy Materials

Dear Secretary Leon M. McCorkle, Jr:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 120 shares of Wendy's Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of Wendy's Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6469.

Sincerely,

Abril Azmi
Senior Registered Assistant
Morgan Stanley & Co., Inc.
Potomac, MD

November 12, 2007

Leon M. McCorkle Jr., EVP, General Counsel & Secretary
Wendy's International, Inc.

Via fax: (614) 764-3423

Dear Mr. McCorkle:

Regarding the shareholder resolution submitted by PETA on November 6 for inclusion in Wendy's 2008 proxy materials, I would like to correct one minor inaccuracy of the resolution—the title.

While the title of the resolution submitted on November 6 read "Report on Controlled-atmosphere Killing," the title should have read "Report on Cage-Free Eggs."

I have corrected the title in attached document. Thank you.

I can be reached at 757-962-8264 or via e-mail at MattPrescott@peta.org.

Sincerely,

Matt Prescott, Assistant Director
Factory Farming Campaigns

Enclosures: 2008 Shareholder Resolution with corrected title

Report on Cage-Free Eggs

RESOLVED, in order to bring Wendy's in line with its competitors regarding animal welfare, shareholders request that the board of directors issue a report to shareholders on the economic feasibility of the company's purchasing, within 12 months, a percentage of its eggs from hens who are not confined to cages. This report should be prepared by the end of October 2008 at a reasonable cost and should omit proprietary information.

Supporting Statement

Despite its competitors' purchasing more "cage-free" eggs, Wendy's has no public plan to purchase a percentage of its eggs from hens who are not confined to restrictive metal cages.

By contrast, 5 percent of Burger King's eggs and 2 percent of Carl's Jr.'s and Hardee's eggs will come from "cage-free" systems. When asked by the Associated Press about this decision, a Hardee's and Carl's Jr. spokesperson said, "We want to stay consistent with where the industry is ... and where it's heading."

These decisions make good business sense:

- A recent survey by food-industry consulting agency Technomic found that animal welfare is the third most important social issue among restaurantgoers.
- As an October 8, 2007, editorial in *Nation's Restaurant News* pointed out: "[C]oncern about how we treat the world around us has moved from the left of center to the mainstream. Now savvy restaurant businesses are playing a part in that evolution—and likely capitalizing on it to boot. A case in point is the growing number of companies that are embracing purchasing policies with animal welfare in mind. ... According to a report by Business for Social Responsibility ... companies that are viewed as having strong ethics are in turn protecting sales, strengthening brand images and shoring up employee loyalty. ... That's a whole lot of positives."

Hens confined to cages are unable to engage in many natural behaviors like nesting, dust-bathing, perching, and foraging—causing life-long stress. Many caged hens suffer bone breaks, and their muscles and bones atrophy. The sensitive tips of their beaks are cut off in order to prevent them from pecking one another (as a result of the stress), causing acute pain. Birds who die inside their cages are often left there to rot—forcing the living birds to share their cages with the carcasses.

Many countries—including Germany, Switzerland, Sweden, and Austria—have banned these cages, which will be illegal throughout the entire European Union by 2012.

Pope Benedict XVI condemned the practice of caging hens, saying: "Certainly ... [an] industrial use of creatures, so that... hens live so packed together that they become just caricatures of birds, this degrading of living creatures to a commodity seems to me in fact to contradict the relationship of mutuality that comes across in the Bible."

Wendy's is behind the competition when it comes to the welfare of egg-laying hens. This resolution would simply address the feasibility of Wendy's getting in line with its competitors on this significant social and public policy issue.

RECEIVED

2008 JAN -7 PM 4:01

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

January 4, 2008

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2008 Proxy Statement of Wendy's International, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 20, 2007 submitted to the SEC by Wendy's International, Inc. ("Wendy's" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(7), asserting that that the proposal relates to ordinary business operations.

The resolution at issue reads as follows:

> RESOLVED, in order to bring Wendy's in line with its competitors regarding animal welfare, shareholders request that the board of directors issue a report to shareholders on the economic feasibility of the company's purchasing, with 12 months, a percentage of its eggs from hens who are not confined to cages. This report should be prepared by the end of October 2008 at a reasonable cost and should omit proprietary information.

For the reasons that follow, PETA respectfully disagrees with the Company's position that the proposal should be omitted and urges the Staff to rule accordingly.

The Proposal Is Not Excludable Under Rule 14a-8(i)(7).

Wendy's argues that the proposal involves the conduct of its "ordinary business operations" and seeks to "micro-manage" the Company. (No action letter pp. 2 and 6.)

PETA has the following responses to Wendy's arguments. First, the proposal does not relate to tasks that are "fundamental to management's ability to run the company on a day-to-day basis." Rather, the proposal is rooted in compelling principles of animal care and welfare – issues of considerable concern to the average restaurant patron.

Nearly all of the 285 million hens raised for eggs in the U.S. spend their lives in battery cages, stacked tier upon tier in huge warehouses. Confined seven or eight to a cage, these birds don't have enough room to turn around or even spread one wing. To prevent stress-induced behaviors caused by extreme crowding, such as pecking cage-mates to death, hens are kept in semi-darkness, and the ends of their sensitive beaks are cut off with a hot blade—no painkillers are administered during this painful process. The wire mesh of the cages rubs against their skin, making it raw, and causes their feet to become crippled. Broken bones are also common among these birds, who "suffer significant osteoporosis," according to the International Veterinary Information Service.

These are among the ills which the resolution encourages the Board to end, and shareholders should be given an opportunity to vote on this resolution so that the Board can ascertain the level of support for it.

The Company cites to Exchange Act Release No. 34-40018 (May 21, 1998) and its later interpretation in Staff Legal Bulletin No. 14C released June 28, 2005. Those authorities support the proposition that the pivotal question is whether the proposal is focused on the internal fiscal operations of the company, or on "broader policy issues." Wendy's agrees that "proposals that focus externally, on the general impact of a business practice on the environment or the health of the public at large, are deemed to deal with broader policy issues, and thus cannot be properly excluded .." (No action letter p. 3.) Nevertheless, Wendy's argues that the resolution is "solely focused on the economic impact to the Company" of its purchasing cage-free eggs. To this we respond that the proposal is overtly and expressly concerned with the social policy issue of animal welfare – that is what the "Resolved" clause states, and that is what the supporting statement is focused on. Additionally, the Staff must be aware that PETA is an organization dedicated to promoting the *ethical treatment* of animals, not the economic transactions of Wendy's.

Second, the substance of the proposal supersedes the ordinary business rule because it implicates issues that are, and continue to be, the subject of public concern, debate and controversy. Many large chains have acquiesced to public pressure and moved toward less-cruel food purchasing practices. For example, Hardee's, Burger King, and Carl's Jr.'s have initiated programs to increase the purchase of cage-free eggs and pork from uncaged sows. Celebrity chef, Wolfgang Puck has announced that he will not purchase products from farms using "the worst practices associated with factory farming" such as gestation crates and battery caged hens. Whole Foods has also phased out the sale of eggs from caged hens. Both the State of California and the City of Chicago have approved bans on the sale of foie gras because of the horrifying forced tube-feeding of ducks that produces livers six times normal size; while Florida and Arizona have banned gestation crates for sows, and Smithfield Foods has announced they would be phased out.

These decisions are a result of increased public concern about farmed animal welfare. In fact, a recent survey by food industry consultancy, Technomic, reported that animal welfare is the third most important social issue to American restaurant-goers. An editorial appearing in the October 8, 2007 edition of *Nation's Restaurant News* observed that "active concern about how we treat the world around us has moved from left of center to the mainstream. A case in point is the growing number of companies that are embracing purchasing policies with animal welfare in mind."

Similarly, an article in the December 2007 issue of *MeatingPlace* – a meat industry publication – reported that "Animal welfare isn't just an issue for activists anymore. The average consumer is paying attention too."

An article that appeared in the June 20, 2006 edition of the *Baltimore Sun* entitled "A hunger for humane foods" reported the following:

> News from the front in the food wars: Live lobsters are a dead issue at Whole Foods. Chicago and California have made foie gras non grata. …As consumers ask more questions about what they eat – where it comes from, how it lived, how it was killed – they are discovering that many meals come with ethical quandaries. Retailers and restaurants are responding, hoping that a concern for animal welfare also benefits the bottom line.

Lastly, a survey conducted in 2007 by the Department of Agricultural Economics at Oklahoma State University revealed that 75 percent of those polled would vote for laws requiring more humane treatment for farmed animals; and the majority are willing to pay more for improved animal well-being. (*Consumer Preferences for Farm Animal Welfare: Results of Nationwide Telephone Survey*; Norwood, F. Bailey, Lusk, Jayson L., and Prickett Robert W. Dept. of Agricultural Economics, OK State University: Working Paper draft Aug. 17, 2007.)

The Staff has repeatedly found that proposals "focusing on sufficiently significant social policy issues … generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

Despite all of the foregoing evidence that the subject of the resolution is solidly rooted in significant issues of social policy, the Company insists that the resolution seeks to "micro manage" business affairs, seeks to involve shareholders in matters too complex to be within their grasp, and is "solely focused on the economic impact to the Company…." All we can say is the plain language of the resolution, complete with a quote from Pope Benedict XVI condemning the "degrading of living creatures to a commodity," cannot be seriously understood as anything other than a social policy-related proposal.

Conclusion:

The Company's position that PETA's resolution is excludable under Rule14a-8(i)(7) is insupportable. The proposal embraces a significant social and public policy issue, and involves ameliorating the mistreatment of animals. For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if it fails to include the Proposal in its 2008 proxy materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or (202) 641-0999.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

cc: Leon McCorkle, Gen. Counsel and Secretary (via fax)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wendy's International, Inc.
Incoming letter dated December 20, 2007

The proposal requests that the board issue a report to shareholders on the economic feasibility of Wendy's purchasing, within 12 months, a percentage of its eggs from hens who are not confined to cages.

We are unable to concur in your view that Wendy's may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wendy's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

William A. Hines
Special Counsel

END